UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 30, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

RESULTS FOR THE YEAR ENDED 30 JUNE 2023 – SHORT-FORM ANNOUNCEMENT

Harmony delivers an outstanding full-year operational performance with strong cash flows; declares final dividend

Johannesburg. Wednesday, 30 August 2023. Harmony Gold Mining Company Limited is pleased to announce its financial and operating results for the year ended 30 June 2023 (FY23).

“Our investment in our people, quality ounces and operational excellence continues to yield results. Over the past few years, we have shown resilience and demonstrated our ability to deliver to plan. We have created the necessary flexibility to maintain the strong momentum we have built at our mines. Our cost base is stable and predictable and we have implemented good controls ensuring our cost increases are in line with our plans. We have improved our safety performance and engineered a higher quality and diversified portfolio. As a result of our operational consistency and strong free cash flows, we have declared a full-year dividend of 75c per share, rewarding our shareholders alongside our growth aspirations. What we achieved in this financial year demonstrates we are succeeding in our goal of ‘Mining with Purpose’”, said Peter Steenkamp, chief executive officer of Harmony.
Key highlights of FY23 are:

•Ongoing focus on proactive safety, with LTIFR now below 6.00 for 2 consecutive years
•16% increase in revenue to R49 275m (US$2 774m) from R42 645m (US$2 804m)
•Production profit of R13 977m (US$787m), 46% increase from R9 546m (US$628m)
•Operating free cash flow of R6 031m (US$339m) increased >100% from R2 905m (US$191m)
•8% increase in underground recovered grade from 5.37g/t to 5.78g/t
•1% decrease in gold production to 45 651kg (1 467 715oz) from
46 236kg (1 486 517oz)
•Net debt to EBITDA at 0.2x
•Total mineral resources and reserves to 137.8Moz and 39.3Moz respectively

•Net profit of R4 883m (US$275m) compared to net loss of R1 012m (US$48m) in FY22
•30MW Phase 1 renewable energy programme has been commissioned
•HEPS increased by 60% to 800 SA cents (45 US cents) from a comparative headline earnings per share of 499 SA cents (33 US cents)
•EPS increased by >100% to earnings of 780 SA cents per share (44 US cents) from a comparative loss per share of 172 SA cents (8 US cents)
•Final dividend of 75 SA cents (approximately 4.03 US cents) per ordinary share declared (June 2022: 22 SA cents (1.3 US cents

OPERATING RESULTS

		Year ended 30 June 2023	Year ended 30 June 2022	% change
Gold produced	Kg	45 651	46 236	(1)
	Oz	1 467 715	1 486 517	(1)
Underground grade	g/t	5.78	5.37	8
Gold price received	R/kg	1 032 646	894 218	15
	US$/oz	1 808	1 829	(1)
Cash operating costs	R/kg	735 634	701 024	(5)
	US$/oz	1 288	1 434	10
Total costs and capital	R/kg	902 073	834 937	(8)
	US$/oz	1 579	1 707	7
All-in sustaining costs	R/kg	889 766	835 891	(6)
	US$/oz	1 558	1 709	9
Production profit	R million	13 977	9 546	46
	US$ million	787	628	25
Average exchange rate	R:US$	17.76	15.21	17

FINANCIAL RESULTS

		Year ended 30 June 2023	Year ended 30 June 2022	% change
Basic earnings/(loss) per share	SA cents	780	(172)	>100
	US cents	44	(8)	>100
Headline earnings	R million	4 941	3 055	62
	US$ million million	277	199	39
Headline earnings per share	SA cents	800	499	60
	US cents	45	33	36

FY24 group production and cost guidance

FY24 production guidance for the group is between 1 380 000 ounces to 1 480 000 ounces at an AISC of less than R975 000/kg. Underground recovered grade for FY24 is guided at between 5.60g/t to 5.75g/t.

Notice of Final Gross Cash Dividend

Our dividend declaration for the 12 months ended 30 June 2023 is as follows:

Declaration of final gross cash ordinary dividend no. 93
The Board has approved, and notice is hereby given, that a final gross cash dividend of 75 SA cents (4.03 US cents*) per ordinary share in respect of the 12 months ended 30 June 2023, has been declared payable to the registered shareholders of Harmony on Monday, 16 October 2023.

In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves;
• The local Dividend Withholding Tax rate is 20%;
• The gross local dividend amount is 75.00000 SA cents (4.02592 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
• The net local dividend amount is 60.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
• Harmony currently has 618 071 972 ordinary shares in issue (which includes 47 381 treasury shares); and
• Harmony’s income tax reference number is 9240/012/60/0.

A dividend No. 93 of 75.00000 SA cents (4.02592 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2023, has been declared payable on Monday, 16 October 2023 to those shareholders recorded in the share register of the company at the close of business on Friday, 13 October 2023. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 6 October 2023.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder.

Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 60.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:

(1)a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
(2)a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner,

both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.

In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 10 October 2023
Ordinary shares trade ex-dividend	Wednesday, 11 October 2023
Record date	Friday, 13 October 2023
Payment date	Monday, 16 October 2023

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 11 October 2023 and Friday, 13 October 2023 both dates inclusive, nor may any transfers between registers take place during this period.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R18.63/US$1* the dividend payable on an ADR is equivalent to 4.02592 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R18.63/US$1 at 25 August 2023. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Short-form announcement

This short-form announcement is the responsibility of the board of directors of the Company.

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full financial results (results booklet) and does not contain full or complete details published on the Stock Exchange News Service, via the JSE cloudlink at https://senspdf.jse.co.za/documents/2023/jse/isse/HARE/FY23result.pdf and on Harmony’s website (www.harmony.co.za) on 30 August 2023.

The financial results as contained in the condensed consolidated financial statements for the financial year ended 30 June 2023, from which this short-form announcement has been correctly extracted, have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the results booklet as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website and the JSE cloudlink, referred to above.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
30 August 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 30, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director